Exhibit 3.2

MACK-CALI REALTY, L.P.

CERTIFICATE OF DESIGNATION
10,000 UNITS
8% SERIES C CUMULATIVE REDEEMABLE PERPETUAL PREFERRED UNITS

        Set forth below are the terms and conditions of the 8% Series C Cumulative Redeemable Perpetual Preferred Units established and issued by Mack-Cali Realty, L.P. (the "Operating Partnership") in connection with issuance of 10,000 8% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Preferred Shares") by Mack-Cali Realty Corporation (the "General Partner").

        1.    Designation and Number.    A series of preferred units in the Operating Partnership, designated as the "8% Series C Cumulative Redeemable Perpetual Preferred Units" (the "Series C Preferred Units"), is hereby established. The number of Series C Preferred Units shall be 10,000. The par value of the Series C Preferred Units is $0.001 per unit.

        2.    Maturity.    The Series C Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

        3.    Rank.    The Series C Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Operating Partnership, rank (a) senior to all classes or series of common units, par value $0.001, of the Operating Partnership (the "Common Units") and to all limited partnership interests issued by the Operating Partnership (each a "Partnership Interest") ranking junior to the Series C Preferred Units with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Operating Partnership; (b) on a parity with the Series B Preferred Units and all other Partnership Interests issued by the Operating Partnership, other than those Partnership Interests referred to in clauses (a) and (c) hereof; and (c) junior to all Partnership Interests issued by the Operating Partnership the terms of which specifically provide that such Partnership Interests rank senior to the Series C Preferred Units with respect to distribution rights or rights upon liquidation, dissolution or winding up of the Operating Partnership. The term "Partnership Interest" does not include convertible debt securities, which will rank senior to the Series C Preferred Units prior to conversion. Series C Preferred Units shall rank equally with one another and shall be identical in all respects.

        4.    Distributions/Allocations.

        (a)    Payment of Distributions.    Holders of the Series C Preferred Units shall be entitled to receive, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 8% of the $2,500 liquidation preference per annum (equivalent to a fixed annual amount of $200 per unit). Such distributions shall accumulate on a daily basis and be cumulative from the original date of issuance of the Series C Preferred Units and shall be payable quarterly in equal amounts in arrears on the 15th day of April, July, October and January of each year, or, if such date is not a business day, the next succeeding business day (each a "Distribution Payment Date"). The first distribution on the Series C Preferred Units is scheduled to be paid on July 15, 2003. Any distribution payable on the Series C Preferred Units for any partial distribution period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

        (b)    Limitation on Distributions.    No distributions on the Series C Preferred Units shall be declared by the Operating Partnership or paid or set apart for payment by the Operating Partnership if the terms and provisions of its Second Amended and Restated Agreement of Limited Partnership, as amended (the "Partnership Agreement") or any agreement of the Operating Partnership, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law.

        (c)    Distributions Cumulative.    Notwithstanding anything to the contrary contained herein, distributions on the Series C Preferred Units shall accumulate whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series C Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

        (d)    Priority as to Distributions.

            (i)    When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Units and any other Partnership Interests ranking on a parity as to distributions with the Series C Preferred Units, all distributions authorized upon the Series C Preferred Units and any other Partnership Interests ranking on a parity as to distributions with the Series C Preferred Units shall be authorized pro rata so that the amount of distributions authorized per Series C Preferred Unit and each other unit of such Partnership Interest shall in all cases bear to each other the same ratio that accumulated distributions per Series C Preferred Unit and such other Partnership Interests (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such other Partnership Interests do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series C Preferred Units which may be in arrears.

            (ii)  Except as provided in clause (d)(i) above, unless full cumulative distributions on the Series C Preferred Units have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in Common Units or other Partnership Interests ranking junior to the Series C Preferred Units as to distributions and upon liquidation) shall be authorized or paid or set aside for payment nor shall any other distribution be authorized or made upon the Common Units or any other Partnership Interests ranking junior to or on a parity with the Series C Preferred Units as to distributions or upon liquidation, nor shall any Common Units or any other Partnership Interests ranking junior to or on a parity with the Series C Preferred Units as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such units or other Partnership Interests) by the Operating Partnership (except by conversion into or exchange for other Partnership Interests ranking junior to the Series C Preferred Units as to distributions and. upon liquidation or for the purpose of preserving the General Partner's qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended ("REIT")).

            (iii)  Holders of Series C Preferred Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Interests, in excess of full cumulative distributions on the Series C Preferred Units as described above. Any distribution payment made on the Series C Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such Series C Preferred Units which remains payable.

        (e)    Conflict.    In the event of any conflict between the provisions of this Section 4 and the provisions of Article 8 of the Partnership Agreement, the provisions of this Section 4 shall control.

        (f)    Allocations.    Allocations of the Operating Partnership's items of income, gain, loss and deduction shall be allocated among holders of Series C Preferred Units in accordance with the Partnership Agreement.

        5.    Liquidation Preference.

        (a)  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Operating Partnership, the holders of Series C Preferred Units then outstanding shall be entitled to be paid out of the assets of the Operating Partnership legally available for distribution to its unitholders and partners pursuant to Article 14 of the Partnership Agreement a liquidation preference of $2,500 per Series C Preferred Unit, plus an amount equal to any accumulated and unpaid distributions to but excluding the date of payment, before any distribution of assets is made to holders of Common Units or any other Partnership Interests that rank junior to the Series C Preferred Units as to liquidation rights.

        (b)  If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Operating Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series C Preferred Units and the corresponding amounts payable on all other Partnership Interests ranking on a parity with the Series C Preferred Units as to liquidation rights, then such assets shall be allocated among the Series C Preferred Units, as a class, and each class and series of such other Partnership Interests, as a class, in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        (c)  After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Units will have no right or claim to any of the remaining assets of the Operating Partnership.

        (d)  The consolidation, merger or other business combination of the Operating Partnership with or into any other partnership, corporation, trust or other entity or of any other partnership, corporation, trust or other entity with or into the Operating Partnership, whether or not the Operating Partnership is the surviving entity, or the sale, lease or conveyance of all or substantially all of the assets or business of the Operating Partnership shall not be deemed to constitute a liquidation, dissolution or winding up of the Operating Partnership for purposes of this Section 5.

        (e)  In the event of any conflict between the provisions of this Section 5 and the provisions of Article 14 of the Partnership Agreement, the provisions of this Section 5 shall control.

        6.    Redemption.    In connection with a redemption by the General Partner of any or all of the Preferred Shares, the Operating Partnership shall provide cash to the General Partner for such purpose which shall be equal to redemption price of the Preferred Shares to be redeemed and one Series C Preferred Unit shall be canceled with respect to each Preferred Share so redeemed. From and after the date in which the Preferred Shares are redeemed, the Series C Preferred Units so canceled shall no longer be outstanding and all rights hereunder, to distributions or otherwise, with respect to such Series C Preferred Units shall cease.

        7.    Conversion.    The Series C Preferred Units are not convertible into or exchangeable for any other property or securities of the Operating Partnership.

        8.    Headings.    The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

March 14, 2003	MACK-CALI REALTY, L.P.
	By:	MACK-CALI REALTY CORPORATION, its General Partner
By:	/s/ MITCHELL E. HERSH Name: Mitchell E. Hersh Title: Chief Executive Officer